Exhibit 99.2

Performance of Wipro Limited for Quarter ended June 30, 2010 Suresh Senapaty Executive Director and Chief Financial Officer July 23, 2010 © 2009 Wipro Ltd — Confidential

Financial Summary for the Quarter ended June 30, 2010 (IFRS) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 7,236 16% Profits Before Interest & Tax 1,449 27% Profits After Tax 1,319 31% Key Segmental Results Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 5,500 14% 1,350 26% IT Products 832 13% 34 15% Consumer Care & Lighting 641 23% 88 11%

Highlights for the Quarter — IT Services 1. Seeing uptick in demand —performance beats the upper end of guidance on constant currency 2. Strong performance on Margins — up by 30 bps despite salary increase as well impact of lower price realizations • Constant currency Revenues at $1,218 Mn, sequential growth of 4.4% • Reported Revenues at $1,204 Mn, sequential growth of 3.2% • Margins expanded 30bps sequentially to 24.5%; 2.4% expansion YoY • Highest net billable headcount add in the history of Wipro • 100 Accounts with Revenue greater than $10 million 3 © 2009 Wipro Ltd - Confidential

IT Services — Revenue Dynamics for Quarter ending June 30, 2010 Vertical Distribution Geographical Distribution 9% Technology, Media & 26% Telecom Americas 9% 7% 57% 15% Financial Services 1% Europe Manufacturing 9% Japan Healthcare & Services 25% India & Middle East Retail & business Transportation 27% Energy & Utilities APAC and Other 15% Emerging Markets Service Lines: Package implementation grew 10% sequentially and Product Engineering Services grew 18% sequentially Consulting grew 51% YoY Geographies: Americas grew 4.3% sequentially, India & Middle East business grew 5.4% sequentially APAC & Other Emerging Markets grew 5.6% sequentially Verticals: CMSP and Financial Services both grew 6.4% sequentially Manufacturing grew 6% sequentially while Retail and Transportation grew 5.1% sequentially

IT Services — Deal Wins •Signed an agreement for Wipro to take over the ownership and management of Citibank’s data center in Germany —Our first data center facility in Europe which will enable us to offer a full portfolio of Infrastructure Management Solutions to our European and global clients •Wipro & Magyar Telekom signed a multi-year transformation deal with the objective of leveraging Wipro’s global transformation experiences to provide comprehensive range of business & technology services •We also signed a multi-year deal with one of the largest oil and gas companies to provide managed services across the global functions application landscape •The India & Middle East region saw some good traction in the Government segment with key wins including the Crime and Criminal Tracking Network (CCTNS) project from the Ministry of Home Affairs and a build and operate contract for State Data Center project from Tamil Nadu Government

Other Highlights Wipro Consumer Care and Lighting (WCCL) • Consumer Care and Lighting business recorded Revenues of Rs. 6.41 billion, an increase of 23% YoY and PBIT of Rs. 878 million, an increase of 11% YoY • International business has done well with Enchanteur, Safi and Romano having grown well • Santoor No.1 brand in AP and No.2 brand in Karnataka Wipro Infrastructure Engineering (WIN) • We are the worlds largest third party Hydraulics player. • India market continues to be strong with volumes at near peak levels • Seeing a rebound in Europe — returned to 55% of peak levels after being down to 20-30% WIN-Eco-energy: • Continue to drive Energy Managed Services • Confidence in our business model has increased significantly, validated by the market & our wins 6 © 2009 Wipro Ltd - Confidential

Looking ahead Looking ahead, for the quarter ending September 30, 2010, we expect the Revenue from our IT Services business to be in the range $1,253 Mn* to $1,277 Mn* * Guidance is based on the following constant currency exchange rates: GBP/USD at 1.48, Euro/USD at 1.27, AUD/USD at 0.87, USD/INR at 45.68 7 © 2009 Wipro Ltd - Confidential

Supplemental Data Key Operating Metrics of IT Services 8 © 2009 Wipro Ltd — Confidential

Key Operating Metrics in IT Services for the Quarter ended June 30, 2010 Particulars Q1 11 Q4 10 Q1 10 Revenue Composition: Technology, Media & Telecom 25.7% 25.6% 26.7% Financial Services 26.9% 26.1% 26.3% Manufacturing 15.1% 14.8% 15.5% Healthcare & Services 8.5% 9.2% 8.0% Retail & Transportation 14.9% 14.7% 15.2% Energy & Utilities 8.9% 9.6% 8.3% Geography Composition: Americas 57.3% 56.7% 59.7% Europe 25.4% 26.3% 25.5% Japan 1.5% 1.5% 1.8% India & Middle East business 9.0% 8.8% 7.9% APAC & Other Emerging Markets 6.8% 6.7% 5.1% People related Number of employees 112,925 108,071 98,521 Net Additions 4,854 5,325 711 9 © 2009 Wipro Ltd - Confidential

Key Operating Metrics in IT Services for the Quarter ended June 30, 2010 Particulars Q1 11 Q4 10 Q1 10 Customer Concentration: Top Customer 2.9% 2.5% 2.6% Top 5 10.9% 10.5% 11.4% Top 10 19.8% 19.3% 20.6% Active Customers 858 845 830 No. of New Customers 22 27 26 Repeat Business 99.6% 96.5% 99.5% Onsite Revenue (IT Services) 52.2% 49.4% 49.6% Off Shore Revenue (IT Services) 47.8% 50.6% 50.4% Customer Size Distribution: $100 Mn+ 2 2 1 $75Mn + 9 9 7 $50Mn + 17 16 17 $20Mn + 58 56 53 $10Mn + 100 96 97 $5Mn + 165 166 156 $1Mn + 434 406 413 10 © 2009 Wipro Ltd - Confidential

Thank You Suresh Senapaty Executive Director and CFO Suresh.senapaty@wipro.com © 2009 Wipro Ltd — Confidential